UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

COLDWATER CREEK INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

193068 10 3

(CUSIP Number)

Dennis C. Pence

c/o Coldwater Creek Inc.

One Coldwater Creek Drive

Sandpoint, Idaho 83864

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 193068 10 3

1	NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). DENNIS C. PENCE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,058,307
8 SHARED VOTING POWER 550,000
9 SOLE DISPOSITIVE POWER 15,058,307
10 SHARED DISPOSITIVE POWER 550,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,608,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2[1]
14	TYPE OF REPORTING PERSON IN

[1]

The amount of Coldwater Common Stock beneficially owned by Mr. Pence includes (i) 15,058,307 shares owned of record by Mr. Pence and (ii) 550,000 shares owned of record by the Wild Rose Foundation. It excludes 1,192,976 shares owned of record by the Aspenwood Supporting Foundation and 244,687 shares held by the JCP Irrevocable Trust. Mr. Pence disclaims beneficial ownership of the shares set forth in (ii) pursuant to Rule 13d-4. The calculation of the percent of the class represented by the amount in Row 11 is based on 90,716,185 shares of the Issuer’s common stock outstanding as of December 7, 2007 as stated in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on December 13, 2007.

Page 2 of 6 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value, of Coldwater Creek Inc. (“Coldwater Common Stock”), a Delaware corporation (the “Issuer”). The Coldwater Common Stock is listed on The NASDAQ Global Select Market under the symbol “CWTR”. The Issuer’s principal executive offices are located at One Coldwater Creek Drive, Sandpoint, Idaho 83864.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Dennis C. Pence, a citizen of the United States, whose business address is c/o Coldwater Creek Inc., One Coldwater Creek Drive, Sandpoint, Idaho 83864. Mr. Pence is the Chairman of the Board of Coldwater Creek Inc.

During the past five years, Mr. Pence has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Pence has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Pence acquired 2,400,000 shares of Coldwater Common Stock in open market transactions on the NASDAQ Global Select Market between January 22, 2008 and January 30, 2008 for aggregate consideration of $11,396,224 (excluding commissions). All but a small portion of the purchases were made from Mr. Pence’s personal funds, with the balance from a line of credit with JP Morgan Chase Private Banking. All other outstanding shares of Coldwater Common Stock beneficially owned by Mr. Pence were acquired by Mr. Pence as a founder of the Issuer prior to the January 1997 initial public offering of Coldwater Common Stock.

Item 4.	Purpose of Transaction.

Mr. Pence believes the Issuer’s shares are undervalued and wishes to increase his investment in the Issuer. He reserves the right to acquire additional shares of Coldwater Common Stock, or to dispose of some or all of the Coldwater Common Stock for which he is deemed to have beneficial ownership, depending on market conditions and other factors.

Mr. Pence has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, except as contemplated by the first paragraph of this Item 4, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 3 of 6 Pages

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the transactions reported in Item 3, Mr. Pence beneficially owns 15,608,307 shares of Coldwater Common Stock, representing 17.2% of the total outstanding Coldwater Common Stock.2

(b) Mr. Pence has sole power to vote and direct the disposition of 15,058,307 shares of Coldwater Common Stock, and shared power to vote and direct the disposition of 550,000 shares of Coldwater Common Stock.

(c) Mr. Pence has not engaged in any transaction in Coldwater Common Stock during the past 60 days except as follows:

Date	Transaction	Number of Shares	Average Purchase[3] Price Per Share
January 22, 2008	Purchase	397,018	$3.8942
January 23, 2008	Purchase	387,518	$4.4170
January 24, 2008	Purchase	317,290	$4.6072
January 25, 2008	Purchase	288,400	$4.7675
January 28, 2008	Purchase	411,500	$5.1825
January 29, 2008	Purchase	512,599	$5.3088
January 30, 2008	Purchase	85,675	$5.5749

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

[2]

The foregoing calculation is based on 90,716,185 shares of the Issuer's common stock outstanding as of December 7, 2007 as stated in the Issuer's Quarterly Report filed with the Securities and Exchange Commission on December 13, 2007. The amount of Coldwater Common Stock beneficially owned by Mr. Pence includes (i) 15,058,307 shares owned of record by Mr. Pence and (ii) 550,000 shares owned of record by the Wild Rose Foundation. It excludes 1,192,976 shares owned of record by the Aspenwood Supporting Foundation and 244,687 shares held by the JCP Irrevocable Trust. Mr. Pence disclaims beneficial ownership of the shares set forth in (ii) pursuant to Rule 13d-4.

[3]	Average Purchase Price Per Share does not include commissions paid by Mr. Pence.

Page 4 of 6 Pages

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Mr. Pence and any other person, with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

None.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008.

/s/ Dennis C. Pence
Dennis C. Pence

Page 6 of 6 Pages